Issuer Free Writing Prospectus dated March 3, 2022
Filed Pursuant to Rule 433 under the Securities Act of 1933
Relating to the Preliminary Prospectus dated March 3, 2022
Registration Statement No. 333-233703

TILRAY BRANDS, INC.

This free writing prospectus relates to the Registration Statement on Form S-3ASR (File No. 333-233703) (the “Registration Statement”) that Tilray Brands, Inc. (the “Company”) has filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.

On March 3, 2022, the Company issued a press release that supplements and updates the information contained in the Registration Statement. A copy of the press release is attached as Appendix A.

The Company has filed a registration statement (including a prospectus) with the SEC relating to its Class 2 common stock to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and its Class 2 common stock. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the prospectus may be obtained on the Company’s website at https://ir.tilray.com/financial-information/sec-filings.

Appendix A

TILRAY BRANDS ANNOUNCES PROPOSED AGREEMENT FOR STRATEGIC ALLIANCE WITH HEXO CORP.

TILRAY TO ACQUIRE HEXO CORP.’S SENIOR SECURED CONVERTIBLE NOTES

Commercial and financial alliance would bring together Canada’s top two cannabis market share leaders to strengthen operational efficiencies and product innovation to benefit consumers, shareholders, and the cannabis industry

Provides Tilray Brands with approximately C$20 million in interest payments in the first year, adding approximately 4 cents per share to future earnings per share, and an equity conversion option into HEXO; well-positions Tilray Brands to benefit from HEXO’s accelerated growth potential

Both companies expected to realize significant commercial benefits with production efficiencies and support services savings of up to C$50 million

Joint conference call to discuss announcement at 8:30 a.m. ET today

LEAMINGTON, ON – March 3, 2022 — Tilray Brands, Inc. (“Tilray Brands” or the “Company”) (Nasdaq | TSX: TLRY), a leading global cannabis-lifestyle and consumer packaged goods company inspiring and empowering the worldwide community to live their very best life, today announced proposed agreements for a commercial and financial partnership with HEXO Corp. (“HEXO”) (Nasdaq | TSX: HEXO) that would bring together Canada’s top two cannabis market share leaders, strengthening their respective positions and setting the stage for increased production efficiencies amid competitive market dynamics.

Under the terms of the proposed agreement, Tilray Brands would acquire up to US$211 million of senior secured convertible notes (“Notes”) that were issued by HEXO and are currently held by funds affiliated with HT Investments MA LLC (“HTI”) (“Transaction”). The Notes would be amended to permit Tilray Brands to exercise conversion rights at a price of C$0.90 per HEXO Share and acquire a significant equity ownership position in HEXO, driving meaningful, additional upside and direct participation in HEXO’s considerable growth opportunities.

Irwin D. Simon, Tilray Brands’ Chairman and CEO, said, “We believe this proposed Transaction would be a win-win for Tilray Brands and HEXO as it would launch a strategic partnership between two leading Canadian cannabis producers with complementary brand portfolios. For us, it provides a path for meaningful future equity ownership of HEXO, and enables us to participate in HEXO’s share price appreciation as it continues to execute on its growth initiatives. We also expect to realize further commercial and production efficiency savings of up to C$50 million within two years, which would be shared equally and would allow us to continue being the leading, low-cost Canadian producer. I look forward to working with HEXO’s management team and Board to create additional brand and shareholder value.”

The strategic alliance between Tilray Brands and HEXO would provide several financial and strategic benefits, including:

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Accretion and Flexibility: the acquisition of the Notes by Tilray Brands would be immediately accretive to Tilray Brands. As amended, the terms of the Notes will provide that the Notes shall bear interest at a rate of 10% per annum from the date of closing. During the first year, the interest will be paid in cash and during the remainder of the term, the Notes will be paid half in cash in each year and the remaining half will be added to the principal amount as a payment-in kind (“PIK”) when the payments are due and any payments of such PIK will be made in cash at the time of maturity or paid in additional HEXO Shares upon conversion (if converted prior to maturity). In addition, Tilray Brands shall have the flexibility to either be paid the principal amount plus any accrued interest and PIK upon the maturity of the Notes or, prior to maturity, convert the principal amount plus any accrued interest and PIK into a substantial ownership position in HEXO.

•
Substantial Synergies: the proposed alliance between Tilray Brands and HEXO is further expected to deliver up to C$50 million of pre-tax cost synergies, to be shared equally, within two years of the completion of the Transaction. Both companies have been working together to evaluate cost saving synergies as well as other production efficiencies, including with respect to cultivation and processing services, certain Cannabis 2.0 products, including pre-rolls, beverages and edibles, as well as shared services and procurement.

•
Increases Product Breadth and Commitment to Innovation: Tilray Brands and HEXO bring together industry leading expertise in the global cannabis industry, including cannabis cultivation, product innovation, brand building, and distribution. Leveraging both companies’ commitment to innovation and operational efficiencies, both companies would share their respective expertise and know-how to strengthen market positioning and capitalize on opportunities for growth through a broadened product offering and accelerated CPG innovation.

Upon closing, Tilray Brands will nominate Denise Faltischek to the HEXO Board of Directors (“Board”), in addition to appointing one Board observer.

Transaction Details

Under the terms of the Transaction, and subject to negotiation of the definitive documents and the satisfaction of specific conditions, Tilray Brands would acquire 100% of the remaining US$211 million outstanding principal balance of the Notes, all of which were originally issued by HEXO to HTI. As consideration for Tilray Brands’ interest in the Notes, Tilray Brands would pay 95% of the then outstanding principal balance for the Notes (“Purchase Price”), which includes accrued and unpaid interest on the Notes, as well as other agreed direct and indirect costs incurred by Tilray Brands in connection with the Transaction. Until closing, HTI may continue to redeem the Notes pursuant to their terms; however, in no event shall the outstanding principal balance of the Notes, when ultimately purchased by Tilray Brands, be less than US$182 million.

Among the various amendments to be made to the Notes, the initial conversion price would be C$0.90 (subject to adjustments as set forth in the certificates for the Notes and the indenture governing the Notes) (“Conversion Price”), implies that, as at March 2, 2022, Tilray Brands has the right to convert into approximately 37% of HEXO Shares (on a basic basis). The Purchase Price would be satisfied in cash, common shares of Tilray Brands (“Tilray Shares”), or a combination thereof, at Tilray Brands’ sole discretion.

HEXO will not receive any proceeds as a result of Tilray Brands’ proposed purchase of the Notes from HTI.

In connection with the proposed Transaction, the parties would amend and restate the indenture governing the Notes to, among other things, (i) extend the maturity date by three (3) years, to May 1, 2026; (ii) provide for the revised interest amounts previously identified; and (iii) amend or eliminate certain affirmative and negative covenants, including as it relates to minimum liquidity and minimum EBITDA covenants. The Notes will also provide Tilray Brands with subscription rights and top-up rights in respect of all future equity and debt issuances by HEXO following closing, other than in respect of certain customary exceptions.

Commercial Transactions

As part of the proposed Transaction, HEXO and Tilray Brands would work together, in good faith, to evaluate cost saving synergies as well as other production efficiencies and enter into definitive agreements related to certain mutually agreed commercial transactions. These mutually beneficial commercial transactions are expected to include (i) cultivation and processing services, (ii) certain Cannabis 2.0 products (including pre-rolls), each with a view to achieving optimal profitability between Tilray Brands and HEXO, and (iii) establishing a joint venture company that will provide shared services to both companies. Total savings, which will be shared equally between Tilray Brands and HEXO, are expected to be a minimum of C$50 million within two years.

Transaction Conditions

The proposed Transaction will be subject to a number of conditions, including (i) execution of definitive documentation relating to the Notes; (ii) completion of all required amendments to the terms of the Notes; (iii) receipt of approvals from the Toronto Stock Exchange and the Nasdaq Stock Market LLC, satisfactory to both Tilray Brands and HEXO, as applicable; (iv) Tilray Brands’ satisfactory completion of confirmatory financial due diligence; (v) receipt of all consents and approvals required by any regulatory authorities; (vi) final approval of the boards of directors of each of Tilray Brands and HEXO; (vii) receipt of shareholder approval from the HEXO shareholders; (viii) no material adverse effect having occurred in respect of HEXO; and (ix) a committed equity line being made available to HEXO for up to C$180 million on terms acceptable to both HEXO and Tilray Brands.

Conference Call

Tilray Brands and HEXO will host a conference call to discuss today’s announcement at 8:30 a.m. ET, details of which are provided below.

Call-in Number: (877) 407-0792 from Canada and the U.S. or (201) 689-8263 from international locations. Please dial in at least 10 minutes prior to the start time.

There will be a simultaneous, live webcast available on the Investors section of Tilray’s website at www.Tilray.com. The webcast will also be archived.

For further details, investors and other security holders may also obtain a copy of the presentation associated with the transaction on the Investors section of Tilray Brands’ website at www.Tilray.com.

Transaction Advisors

Canaccord Genuity Corp. is serving as financial advisor, and DLA Piper LLP is serving as legal counsel, to Tilray Brands.

Lazard is serving as financial advisor, and Norton Rose Fulbright Canada LLP is serving as legal counsel, to HEXO.

Tilray Brands Update; Prospectus Supplement Filing

Tilray Brands also announced today that it has filed a prospectus supplement with the U.S. Securities and Exchange Commission (“SEC”), under which it may offer and sell shares of its common stock (“Common Stock”) having an aggregate offering value of up to US$400,000,000 from time to time through an at-the-market equity program (“ATM Program”).

The Company intends to use the net proceeds from sales of its Common Stock under the ATM Program offering to strengthen its balance sheet (including through debt repayments) and to fund accretive acquisitions, including potential acquisitions of cannabis assets upon federal permissibility.

The Company has entered into an at-the-market issuance sales agreement with Jefferies LLC (“Jefferies”) and Canaccord Genuity LLC (“Canaccord Genuity”). Pursuant to the sales agreement, Jefferies and Canaccord Genuity may sell the Company’s Common Stock in transactions that are deemed an “at-the-market offering” defined in Rule 415 under the Securities Act of 1933, as amended, including sales made directly on or through the Nasdaq Global Select Market. The timing and amount of any such sales will be determined by a variety of factors considered by the Company. Sales may be made at market prices prevailing at the time of a sale or at prices related to prevailing market prices. As a result, sales prices may vary.

A registration statement on Form S-3 (File No. 333-233703) utilizing a shelf registration process, including a base prospectus relating to Tilray Brands’ securities was filed with the SEC on September 11, 2019 and became effective automatically upon filing, and a prospectus supplement and accompanying prospectus relating to the ATM Program was filed with the SEC on March 3, 2022. Prospective investors should read the prospectus supplement and accompanying prospectus, together with the documents incorporated by reference therein. Prospective investors may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, a copy of the prospectus supplement and accompanying prospectus relating to the offering may be obtained from Jefferies LLC, 520 Madison Avenue, New York, NY 10022 or by telephone at (877) 821-7388 or by email at Prospectus_Department@Jefferies.com.

About Tilray Brands

Tilray Brands, Inc. (Nasdaq: TLRY; TSX: TLRY), is a leading global cannabis-lifestyle and consumer packaged goods company with operations in Canada, the United States, Europe, Australia, and Latin America that is changing people’s lives for the better – one person at a time. Tilray Brands delivers on this mission by inspiring and empowering the worldwide community to live their very best life and providing access to products that meet the needs of their mind, body, and soul while invoking wellbeing. Patients and consumers trust Tilray Brands to deliver a cultivated experience and health and wellbeing through high-quality, differentiated brands and innovative products. A pioneer in cannabis research, cultivation, and distribution, Tilray Brands’ unprecedented production platform supports over 20 brands in over 20 countries, including comprehensive cannabis offerings, hemp-based foods, and craft beverages.

For more information on how we open a world of wellbeing, visit www.Tilray.com.

Cautionary Statement Concerning Forward-Looking Statements

Certain statements in this communication that are not historical facts constitute forward-looking information or forward-looking statements (together, “forward-looking statements”) under Canadian securities laws and within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be subject to the “safe harbor” created by those sections and other applicable laws. Forward-looking statements can be identified by words such as “forecast,” “future,” “should,” “could,” “enable,” “potential,” “contemplate,” “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would” and the negative of these terms or similar expressions, although not all forward-looking statements contain these identifying words. Certain material factors, estimates, goals, projections or assumptions were used in drawing the conclusions contained in the forward-looking statements throughout this communication. Forward-looking statements include statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things: the Company successfully negotiating and executing definitive agreements in connection with the proposed Transaction; expected production efficiencies and potential cost saving synergies resulting from the Transaction or other proposed commercial arrangements; the Company’s ability to sell Common Stock under the ATM Program;; and the Company’s ability to commercialize new and innovative products. Many factors could cause actual results, performance or achievement to be materially different from any forward-looking statements, and other risks and uncertainties not presently known to the Company or that the Company deems immaterial could also cause actual results or events to differ materially from those expressed in the forward-looking statements contained herein. For a more detailed discussion of these risks and other factors, see the most recently filed annual information form of Tilray and the Annual Report on Form 10-K (and other periodic reports filed with the SEC) of Tilray made with the SEC and available on EDGAR. The forward-looking statements included in this communication are made as of the date of this communication and the Company does not undertake any obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

For further information:

Tilray Brands
Media: Berrin Noorata, news@tilray.com
Investors: Raphael Gross, +1-203-682-8253, Raphael.Gross@icrinc.com